Exhibit 99.1

Cellebrite DI Ltd.

94 Shlomo

Shmelzer Road

Petah Tikva

4970602, Israel

+972-(73) 394-8000

Dear Shareholder,

You are cordially invited to attend a Special General Meeting (the “Meeting”) of the shareholders of Cellebrite DI Ltd. (the “Company”), to be held at 04:00 p.m., Israel time, on November 29, 2023, at the Company’s offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel.

The Company’s notice of the Meeting and the proxy statement (“Proxy Statement”) appearing on the following pages describe in detail the matter to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on October 23, 2023, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s Board of Directors recommends a vote “FOR” the matter set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing you at the Meeting.

Very truly yours,

Thomas E. Hogan
Chairman of the Board of Directors

Cellebrite DI Ltd.

94 Shlomo

Shmelzer Road

Petah Tikva

4970602, Israel

+972-(73) 394-8000

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Cellebrite DI Ltd. (the “Company”) will be held at 04:00 p.m., Israel time, on November 29, 2023, at the Company’s offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, for the following purpose:

1.	To approve the compensation terms of Mr. Thomas E. Hogan as the new executive Chairman of the Board of the Company.

The foregoing proposal is described more fully in the enclosed proxy statement, which we urge you to read in its entirety. We know of no other business to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Special General Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal No. 1.

Proposal No. 1 is further subject to the fulfillment of one of the following additional voting requirements for approval, as required under the Israeli Companies Law 5759-1999 (the “Companies Law”): (i) the majority of the ordinary shares, par value of NIS 0.00001 per share (the “Shares”) that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. For the purpose of Proposal No. 1, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Ayala Berler Shapira, Adv., General Counsel and Chief Compliance Officer, at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, no later than October 31, 2023. To the extent that there are any additional agenda items that the Board of Directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than November 6, 2023, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on its website at http://www.sec.gov.

Only shareholders of record at the close of business on October 23, 2023, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted either by you returning a later-dated proxy card or by voting your Shares in person at the Meeting.

Joint holders of Shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any Share who votes such Share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such Share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote Shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

A proxy statement describing the matter to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on the matter will be mailed on or about October 30, 2023, to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the SEC under cover of Form 6-K and will be available on the Company’s website under the “Investors” section, https://investors.cellebrite.com and on the SEC’s website at www.sec.gov or at Company’s headquarters at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, upon prior notice and during regular working hours (telephone number: +972-502851113) until the date of the Meeting. Proxies must be submitted to Broadridge Financial Solutions (“Broadridge”) no later than 11:59 p.m. ET on November 28, 2023, or to our offices no later than 8:00 a.m. (Israel time) on November 29, 2023. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Shareholders who hold their Shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your Shares.

By Order of the Board of Directors

Thomas E. Hogan,
Chairman of the Board of Directors

Petah Tikva, Israel

October 24, 2023

Cellebrite DI Ltd.

94 Shlomo

Shmelzer Road

Petah Tikva

4970602, Israel

+972-(73) 394-8000

PROXY STATEMENT

This Proxy Statement, Notice of Special General Meeting of Shareholders, and the related proxy card are being furnished to the holders of ordinary shares, par value of NIS 0.00001 per share (the “Shares”), of Cellebrite DI Ltd. (the “Company”) in connection with the solicitation of proxies on behalf of the Board of Directors of the Company (the “Board”) for use at the special general meeting of shareholders (the “Meeting”) to be held at 04:00, Israel time, on November 29, 2023, at the Company’s offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matter:

1.	To approve the compensation terms of Mr. Thomas E. Hogan as the new executive Chairman of the Board of the Company.

Record Date

Only shareholders of record at the close of business on October 23, 2023, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Quorum

Pursuant to our amended and restated articles of association (“Amended Articles”), the quorum required for general meetings (including the special general meeting) of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding not less than 25% of our voting rights. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our Board if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Pursuant to our Amended Articles, holders of our Shares have one vote for each Share held on all matters submitted to a vote before the shareholders at a general meeting.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. “Broker non-votes” will not count as present and entitled, including for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients typically have authority to vote only on “routine” proposals when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the Shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The proposal on the agenda for the Meeting would likely not qualify as routine, including under the Companies Law. If you hold your Shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your Shares on the proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for all proposals.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on the proposal in person or by proxy at the Meeting (excluding abstentions and broker non-votes) is necessary for the approval of Proposal No. 1.

The approval of Proposal No. 1 is also subject to the fulfillment of one of the following additional voting requirements under the Israeli Companies Law 5759-1999 (the “Companies Law”): (i) the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company. For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company; or (ii) the right to appoint directors of a company or its chief executive officer.

For the purpose of Proposal No. 1, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether or not you are a controlling shareholder or have a personal interest with respect to Proposal No. 1, by marking “YES” or “NO” on the proxy card or voting instruction form (or in your electronic submission), your Shares will not be voted for Proposal No. 1

Voting Procedures

You may vote in any of the manners below:

●	By Internet-If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone-If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail-If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

You may also vote in person at the Meeting. However, if you hold your Shares in “street name” you are not a shareholder of record, and so you must first obtain a “legal proxy” from the bank, broker or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting.

Registered Holders

If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC., you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on November 28, 2023.

If you provide specific instructions (by marking a box) with regard to Proposal No. 1, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your Shares will not be voted for Proposal No. 1. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to the Amended Articles.

Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Even if you plan to attend the Meeting, the Company recommends that you vote your Shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Revocation of Proxies

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if such shareholders are the record holders of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Meeting Agenda

In accordance with the Companies Law, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Ms. Ayala Berler Shapira, Adv., General Counsel and Chief Compliance Officer., at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, no later than October 31, 2023. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than November 6, 2023, which will be furnished to the SEC on Form 6-K, and will be made available to the public on its website at http://www.sec.gov.

Voting Results

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s General Counsel. The final voting results are based on the information provided to the Company by Broadridge Financial Solutions (“Broadridge”) or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

Management and the Board are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about October 30, 2023 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Proxies must be submitted to Broadridge no later than 11:59 p.m. ET on November 28, 2023, or to our offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, to the attention of Ms. Ayala Berler Shapira, Adv., General Counsel and Chief Compliance Officer of the Company no later than 8:00 a.m. (Israel time) on November 29, 2023. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the Proxy Statement, Notice of Special General Meeting of Shareholders, and the related proxy card are available within the “Investors” section of Company’s website, https://investors.cellebrite.com. The contents of that website are not a part of this Proxy Statement.

PROPOSAL ONE

APPROVAL OF COMPENSATION OF THE NEW EXECUTIVE CHAIRMAN OF THE BOARD

Background

On August 2, 2023, the Board approved the appointment of Mr. Thomas E. Hogan to serve as a Class III director and as the executive Chairman of the Board of the Company (replacing Mr. Haim Shani as Chairman), until the 2024 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Amended Articles or the Companies Law.

Prior to joining Cellebrite, Mr. Hogan most recently served as the Operating Managing Director of Vista Equity Partners LLC from January 2021 until February 2023. In addition to his role at Cellebrite, Mr. Hogan is Chairman of the Board of Smart Leisure, LLC, a role he has held since 2013. Prior to his role at Vista Equity, Mr. Hogan was President at Temenos AG from 2019 until 2020 following his service as the Chief Executive Officer and Chairman of Kony, Inc. from 2014 up until its acquisition by Temenos AG in 2019. Mr. Hogan’s extensive senior leadership experience also includes senior executive roles as President of Applications and Services at Computer Sciences Corporation (Now DXC Technology Company) from 2012 to 2013, Executive Vice President of Sales and Marketing at Hewlett-Packard Company (Now HP Inc.) from 2006 to 2011, Chief Executive Officer at Vignette Corporation from 2002 to 2006 (Acquired by Open Text Corporation in 2009), and Senior Vice President, Global Sales and Operations at Siebel Systems, Inc. (Acquired by Oracle Corporation in 2005) from 1999 to 2001. In addition to his service on the Board of Directors at Smart Leisure, Mr. Hogan’s previous board experience includes serving as Chairman of the Board of Directors for a number of private companies while at Vista Equity, as well as serving as a member of the Board of Directors at Citrix Systems, Inc. from 2018 until 2022. Mr. Hogan holds a B.S. in Biomedical Engineering from the University of Illinois at Urbana-Champaign and an M.S. in Management from Northwestern University.

As a CEO and senior executive of both publicly traded and privately held technology companies and through service on both public and private boards of directors over the past four decades, we believe that Mr. Hogan brings to the Cellebrite Board of Directors a wealth of highly valuable operating and governance experience and insights.

In connection with the appointment of Mr. Hogan as the executive Chairman of the Board, the Compensation Committee and Board approved a compensation package for Mr. Hogan, which is being brought to our shareholders for approval pursuant to this Proposal No. 1. The components of the proposed compensation package for Mr. Hogan, which if approved would be effective as of August 2, 2023, the date of his appointment, are as follows (the “Proposed Compensation Package”):

(i)	a fixed annual service fee of $150,000 (plus VAT if applicable), so long as Mr. Hogan remains a member of the Board, effective as of August 2, 2023;

(ii)	an annual bonus in the amount of $250,000 comprised of two separate tranches, based on achievement of performance targets, which are annually predetermined by our Board and the Compensation Committee, in accordance with our compensation policy;

(iii)	A grant of options to purchase up to 1,500,000 Shares of the Company with exercise price of $7.39 per each share (the “Exercise Price”), pursuant and subject to the terms and conditions of the Company’s 2021 Share Incentive Plan (the “Plan”) and in accordance with the following terms:

a.	Options to purchase 1,000,000 Shares which shall vest over four years (25% of such Options to vest upon the first anniversary of Vesting Commencement Date (August 7, 2023) and 6.25% of such Options shall vest at the end of each subsequent three-month period thereafter over the course of the subsequent three years; provided, in each case, that Mr. Hogan serve continuously as Executive Chairman throughout each such vesting date (the “Time-based Options”); and

b.	Options to purchase 500,000 Shares for which vesting is subject to Company performance with the performance trigger to be the closing price per share for the Shares on the Nasdaq Stock Market (or equivalent exchange) being at or above $15.40 (“Trigger Price”) for 30 consecutive trading days (the “Performance-based Options”);

c.	Notwithstanding the foregoing, upon consummation of the occurrence of a Merger/Sale (as such term is defined in the Plan), (i) all unvested Time-based Options shall accelerate and become vested and fully exercisable and (ii) all unvested Performance-based Options shall accelerate and become vested and fully exercisable if at the time of the consummation or effectiveness of the Merger/Sale, the market price of the Shares is equal to or greater than the Trigger Price.

d.	The Exercise Price was determined and calculated as the closing sales price per share on the last trading day preceding the day of the grant, all pursuant and subject to the terms and conditions of the Company’s 2021 Share Incentive Plan.

(iv)

In the event of termination of employment (other than for cause, as such term is defined in the offer letter), Mr. Hogan will be entitled to a six months advance notice, during which he will be entitled to all of his compensation components, including the continued vesting of his equity awards;

In the event that Mr. Hogan’s service as Executive Chairman is terminated by the Company following the 12 month anniversary of the start date, any vested Options shall be exercisable for nine months following such termination; and

(v)	Mr. Hogan will also be entitled to participate in the Company’s U.S. group medical insurance plan (or be reimbursed for such equivalent sums), be party to the Company’s indemnification arrangement and payment of out of pocket and travel expenses incurred wholly in the performance of Mr. Hogan’s duties (all in accordance with Company’s policy, as in effect from time to time).

The Proposed Compensation Package for Mr. Hogan was approved by the Compensation Committee and the Board as they believe that it would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, its work plan and long-term strategy. The terms reflect Mr. Hogan’s experience, a comprehensive search by an executive search firm, with a report provided for each candidate to the members of the Compensation Committee and the Board, reviews of compensation benchmarks - after consulting with a tier-one firm that was retained in order to assess the Proposed Compensation Package - and the terms of our compensation policy. The Proposed Compensation Package is mainly performance-based, and does not include any grant of restricted stock units (RSUs), rather only Options to purchase Shares (which is dependent on the Company’s success). As a result, the Compensation Committee and Board believe that the Proposed Compensation Package is in the best interest of our shareholders and the Company.

The Compensation Committee and the Board have reviewed, discussed and approved the Proposed Compensation Package and determined that its terms exceed the limits prescribed in the compensation policy and are therefore inconsistent with the terms and conditions of our compensation policy.

Therefore, in approving the Proposed Compensation Package, our Compensation Committee and Board also considered the following factors, as required by the Companies Law:

●	advancement of the Company’s objectives, the Company’s business plan and its long-term strategy;

●	creation of appropriate incentives for Mr. Hogan, considering the Company’s risk management policy;

●	the size and the nature of the Company’s operations;

●	Mr. Hogan’s knowledge, skills, expertise and accomplishments;

●	previous terms of compensation granted to the Company’s other employees (including Chairman) and weighing the disparity between Mr. Hogan’s compensation terms and the Company’s employees’ average and median salary as well as the effect of any such disparity on the working environment in the Company, while taking into account his executive Chairman role at the Company; and

●	other relevant factors as required under the Companies Law.

Proposed Resolution

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the compensation terms for our executive Chairman of the Board, Mr. Thomas E. Hogan, as described in the Proxy Statement, dated October 24, 2023.”

Required Vote

See “Required Vote” above.

The shareholders’ vote on this Proposal No. 1 is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies.

Board Recommendation

The Board recommends a vote FOR the foregoing resolution to approve the compensation terms of Mr. Thomas E. Hogan as the new Executive Chairman of the Board of the Company.

OTHER BUSINESS

The Board is not aware of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that your vote is received by the Company no later than 8:00 a.m. (Israel time) on November 29, 2023.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at https://investors.cellebrite.com. Shareholders may download a copy of these documents without charge at https://investors.cellebrite.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Thomas E. Hogan,
Chairman of the Board of Directors

October 24, 2023